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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Sunrise Senior Living, Inc.
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)
86768K 10 6
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	86768K 10 6	Page	2	of	6

1	NAMES OF REPORTING PERSONS Paul J. Klaassen **/

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,008,903

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

4,508,903

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,008,903

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**/ Consists of (i) 5,071,494 shares held jointly by Mr. and Mrs. Klaassen as tenants by the entireties, (ii) stock options to purchase 700,000 shares of common stock held individually by Mr. Klaassen, (iii) 60,089 shares held directly by Mr. Klaassen; (iv) 27,777 shares of restricted stock held individually by Mr. Klaassen, (iv) 28,397 restricted stock units held individually by Mr. Klaassen and (v) 121,146 shares held by The Klaassen Family Private Foundation.

SCHEDULE 13G

CUSIP No.	86768K 10 6	Page	3	of	6

1	NAMES OF REPORTING PERSONS Teresa M. Klaassen **/

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,008,903

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

4,508,903

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,008,903

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**/ Consists of (i) 5,071,494 shares held jointly by Mr. and Mrs. Klaassen as tenants by the entireties, (ii) stock options to purchase 700,000 shares of common stock held individually by Mr. Klaassen, (iii) 60,089 shares held directly by Mr. Klaassen; (iv) 27,777 shares of restricted stock held individually by Mr. Klaassen, (iv) 28,397 restricted stock units held individually by Mr. Klaassen and (v) 121,146 shares held by The Klaassen Family Private Foundation.

SCHEDULE 13G

CUSIP No.	86768K 10 6	Page	4	of	6

Item 1.

	(a)	Name of Issuer:

Sunrise Senior Living, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

7902 Westpark Drive McLean, Virginia 22102

Item 2.

	(a)	Name of Persons Filing:

Paul J. and Teresa M. Klaassen

	(b)	Address of Principal Business Office or, if none, Residence:

7902 Westpark Drive McLean, Virginia 22102

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

86768K 10 6

Item 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No.	86768K 10 6	Page	5	of	6

Item 4.	Ownership:
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

6,008,903 (Paul J. Klaassen)
6,008,903 (Teresa M. Klaassen)

	(b)	Percent of class:

11.7% (Paul J. Klaassen)

11.7% (Teresa M. Klaassen)

	(c)	Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

None

(ii) Shared power to vote or to direct the vote:

6,008,903 (Paul J. Klaassen)
6,008,903 (Teresa M. Klaassen)

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

4,508,903 (Paul J. Klaassen)
4,508,903 (Teresa M. Klaassen)

Item 5.	Ownership of Five Percent or Less of Class:

Not applicable.

SCHEDULE 13G

CUSIP No.	86768K 10 6	Page	6	of	6

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
By:	/s/ Paul J. Klaassen
Paul J. Klaassen

By:	/s/ Teresa M. Klaassen
Teresa M. Klaassen